

October 14, 2016

Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102
Attn: Terry E. London, Chairman of the Board of Directors

cc: Board of Directors

Dear Terry,

We appreciate you taking the time and giving us the opportunity to meet with you, Jeff Boyer, and Mike Carter on September 23, 2016, as well as our subsequent meeting with management on October 4, 2016 at Pier 1 Imports, Inc. ("Pier 1" or the "Company") headquarters in Fort Worth. The meetings have been helpful for us to gain a better understanding of Pier 1, including the significant value creation opportunities that exist and the challenges facing the Company. Putting aside our extreme disappointment with the Company's overreactive adoption of a shareholder rights plan (the "Poison Pill") on September 27, 2016, just four days after our initial meeting with you, we look forward to continuing a constructive and productive dialogue regarding corporate strategy, the ongoing CEO search process, and the composition of Pier 1's Board of Directors (the "Board"). We would caution the Company against taking any further actions to entrench the Board.

Alden Global Capital LLC, together with its affiliates ("Alden"), has an ownership interest of approximately 9.5% of the outstanding shares of Pier 1, making us the Company's largest active shareholder. We do not believe the current market price of Pier 1 fully reflects its intrinsic value, in large part due to the Company's deteriorating operating performance, history of poor capital allocation, and irresponsible executive compensation. The purpose of this letter is not only to make our serious concerns explicit for the Board, but also to outline our views for fellow shareholders regarding why immediate and meaningful changes are required to begin rebuilding shareholder confidence.

Pressing and Time Critical Issues at Pier 1

The Company is at a critical juncture in light of the September 7th announcement that CEO Alex Smith will step down at the end of the year and that there is a search currently underway for a new CEO. The Company's deteriorating operational performance, as further evidenced by the recent disappointing first half financial results, adds even greater urgency to the situation. Shareholder representation on the Board is imperative in order to ensure that the current CEO search and hiring process is properly overseen and that shareholders' best interests are paramount in the boardroom.

Alden's Objective is to Work Collaboratively with Pier 1 to Reconstitute the Board and Assist in the CEO Search Process

As we have discussed with you, our strong preference is to work with Pier 1 to reconstitute the Board and assist in the ongoing CEO search process. This letter would not have been necessary had you shown a willingness to work with us to address our concerns rather than defensively testing our resolve by adopting a Poison Pill. We have identified several external candidates with the requisite industry experience, leadership skills, and track record of creating shareholder value who could ably serve as directors of Pier 1. We are confident the new CEO will benefit from a Board with fresh perspectives. Alden is also well-positioned to assist in the CEO selection process, drive strategy, and provide a thoughtful perspective on value enhancement at Pier 1.

Alden Disagrees with the Laissez-Faire Approach to Board Responsibilities

We disagree with your laissez-faire approach to Board responsibilities and believe the Company would benefit from the rigor, direction, and shareholder-alignment that comes with having an "ownership perspective" on the Board. We therefore request that the Board immediately appoint (i) Heath Freeman, a representative of Alden, as a director of the Company to assist with the CEO search and hiring process and (ii) additional independent and highly qualified directors recommended by Alden who have the relevant experience, skill sets, and objectivity to make decisions that are in the best interests of all Pier 1 shareholders.

Pier 1's Stock Has Consistently Underperformed Under the Complacent Control of the Current Board

Pier 1's stock has dramatically underperformed peers and the market over the past 10 years. As shown in the table below, the Company has trailed its home furnishing peers, 2016 proxy group, and the Russell 3000 by significant margins during each time period, with 10-year underperformance versus the Russell 3000 at a staggering 131%.

Cumulative Total Shareholder Return[1]	6M	1YR	3YR	5YR	10YR
Peer average[2]	-14%	-36%	-20%	50%	59%
Proxy group average[3]	-9%	-29%	-28%	25%	28%
Russell 3000 Index	6%	8%	31%	97%	96%
Pier 1	**-36%**	**-41%**	**-76%**	**-56%**	**-35%**
Pier 1 underperformance relative to:					
Peer group	-22%	-4%	-57%	-105%	-94%
Proxy group	-27%	-11%	-48%	-80%	-63%
Russell 3000 Index	-41%	-48%	-107%	-152%	-131%

(1) Total returns for all periods include dividends, and performance is measured as of October 12, 2016
(2) Peers include WSM, RH, BBBY, KIRK, ETH, HVT, & TCS; excludes TCS in 3YR and TCS & RH in 5YR and 10YR
(3) Pier 1 2016 Proxy peer group - excluding ANN; TCS in 3YR; TCS & RH in 5YR; TCH, RH, HGG, & ULTA in 10YR
Source: S&P Capital IQ

Pier 1 Trades at a Meaningful Discount to Peers

Pier 1 has a strong brand, extensive store footprint, and many loyal customers. However, shareholders have suffered through numerous periods of missed expectations and poor operating results. As shown below, Pier 1 trades at a meaningful discount relative to peers. We believe the discounted valuation is due to investors' concerns over the Company's deteriorating operating performance and the lack of urgency in developing a clear strategy to improve Pier 1's results.

Trailing 12 month multiples		
	EV/Revenue	EV/EBITDA
William Sonoma	0.9x	6.7x
Restoration Hardware	0.9x	11.2x
Bed, Bath & Beyond	0.6x	4.6x
Ethan Allen	1.0x	7.6x
Havertys	0.5x	5.1x
Container Store	0.7x	8.6x
Kirklands	0.3x	3.5x
At Home	1.9x	13.9x
Mean	0.8x	7.6x
Median	0.8x	7.1x
Pier 1	0.3x	5.4x

Source: Company filings and Bloomberg

Operating Performance Significantly Below 2013 Investor Day Targets

At Pier 1's last investor day on May 7, 2013, over three years ago, management disclosed short- and long-term targets and outlined operational improvements that would allow the Company to meet these targets.   In the three years since the investor day, Pier 1 has significantly underperformed operationally relative to its fiscal year 2013 results and the targets set by management. During this time, the CEO has been generously compensated reflecting a stunning lack of alignment with the Company's performance which we elaborate on later in this letter.   The table below details the targets set by management in 2013 and where the business stands today.

May 2013 Investor Day Targets		Investor Day Target		
	FY2013[1]	Short-term	Long-term	FY2016
Sales per retail square foot[2]	$198	$225	$250	$189
Operating margins	11.7%	12.0%	13% - 14%	4.0%

(1) FY2013 represents the fiscal year ending March 2, 2013
(2) FY2013 as disclosed by Company; FY2016 based on retail sales and FY2015 &FY2016 average retail SF
Source: Company filings

EBITDA Margin Continues to Deteriorate

Under this Board's watch, EBITDA has declined by more than 45% from approximately $230 million in FY2013[i] to $125 million in FY2016[i] despite a slight increase in revenue. Unfortunately, the Company's first half financial results have only heightened our concerns as **EBITDA degradation accelerated with a year-over-year decline of 65%.**



Pier 1 Historical EBITDA Margin

Source: Company filings

While various factors have challenged the home furnishing space and put pressure on margins across the peer group, Pier 1's EBITDA margin was 540 basis points lower than its peer average in the fiscal year ending February 27, 2016. Maintaining the status quo is clearly untenable.



EBITDA Margin Compared to Peers

Source: Company filings and Bloomberg

Pier 1's Stock Price has Fallen 75% During Terry London's Tenure as Chairman

Mr. London, since you have served as Chairman, Pier 1's stock price has gone from around $16.00 to around $4.00, **representing a massive and alarming decline of approximately 75%.** Over this same period, you have earned approximately $1 million in Board fees (and approximately $2 million since you joined the Board in 2003).[ii]

Remaining Board Collectively Owns a Measly 0.5% of the Company[iii]

We find it deeply troubling that the Board, excluding the departing CEO, collectively owns 0.5% of the outstanding shares. We are also concerned that you have served on the Board since 2003 and as Chairman since June 2012, yet own just 0.2% of Pier 1's outstanding shares.[iv] **Notably, in your 13 years on the Board you have never directly purchased a share of Pier 1 common stock.**

On average, Pier 1's non-employee directors earned $173,125 in cash for Board and committee service for fiscal 2016. It is no wonder that Board members seem more intent on protecting their lucrative positions than serving the best interests of shareholders.

Alden's 9.5% Stake Represents 18x the Aggregate Ownership of the Entire Remaining Board

We believe the shareholders, as the true owners of the Company, require immediate representation at the Board level to ensure that all decisions are being made with their best interests in mind. **Alden's stake in the Company represents 18x what the entire Board, excluding the departing CEO, collectively owns and 40x your interest.**

It seems apparent to us that with so little "skin in the game" and not enough confidence in the Company to engage in meaningful stock purchases, the Board does not have the same commitment to shareholder value as we do.

Poison Pill Appears to Entrench Board Rather than Protect Shareholders

The Board's adoption of the Poison Pill was a clear overreaction to our involvement and further evidences that you may be more interested in protecting your director positions and fees than working constructively with one of your largest shareholders on ways to meaningfully enhance shareholder value.

Reckless Share Repurchases

Share repurchase plans authorized by the Board have massively destroyed shareholder value at Pier 1. Over the past five years, the Board has approved five share repurchase plans allowing the Company to spend over $650 million of shareholders' capital to repurchase shares at an average price of $15.00.[v] Those shares are now worth approximately $4.30 which means in total, this "investment" **has destroyed almost $500 million of shareholder value and generated a 70% loss.**

These share repurchases have caused significant damage to the Company as it went from a net cash position of just under $300 million at the end of FY2011 to net debt of approximately $85 million at the end of FY2016. We are perplexed that the Board and management have recently decided to curb additional share repurchases at a time when they strategically make much more sense given the steep decline in stock price.

Share Repurchases Not Reflective of CEO and CFO Actions in the Market

While the Company was recklessly repurchasing shares, spending over $650 million and destroying almost $500 million of shareholder value, CEO Smith and the former CFO Turner were handsomely profiting by selling shares in the open market.[vi] We do not understand what the Board was thinking when it approved these share repurchase plans.

To be crystal clear, the Board authorized the Company to spend over $650 million to buy Pier 1 stock with borrowed money, leveraging the Company's balance sheet while management was selling a significant amount of their own shares in the open market. This was not simply a hands-off approach to governance but inattention and carelessness on the Board's part.

Irresponsible Compensation and Severance Packages

During CEO Smith's tenure, Pier 1's stock has declined from approximately $6.50 to $4.00 representing value destruction of more than 35%, yet he has been paid over $70 million pursuant to employment agreements negotiated by the Board.[vii]

We have serious concerns with the Board's history of executive compensation and contract negotiations due to its inability to align shareholder and management interests. To be specific, the Board negotiated employment agreements that allowed for more than $8.5 million in payments to former CFO Turner after he left the company in 2015 and will result in cash payments of $26.5 million to CEO Smith when he departs at year-end. [viii] **Compare this total of $35 million spent on two executive departures to the approximately $23 million Pier 1 pays in dividends to ALL SHAREHOLDERS on an annual basis.**

Compensation Not Aligned with Performance

CEO Smith will also benefit from the accelerated vesting of approximately 741,000 shares when he steps down, the majority of which are performance-based for targets that the CEO DID NOT ACHEIVE.[ix]

Since Smith signed his first employment agreement just 9.5 years ago, the Board has granted him stock and options representing more than a startling 5% of the Company. [x] Even more concerning, over 65% of the equity awarded to Smith has **NOT** been based on performance.

Institutional Shareholder Services Inc. ("ISS"), a leading proxy voting advisory firm, appears to share our concerns finding a "High concern with respect to the alignment of CEO pay and company performance, relative to a group of companies of similar industry and size" and noting that "CEO pay has outranked company TSR performance over the last three years, relative to reasonably comparable peers." The ISS Pay for Performance

Evaluation indicates that Pier 1's CEO pay has been more than 2x the median of its peers for the last five years, reaching almost 5x its peer median in 2013.

ISS also expressed concerns that any changes to compensation plans would not apply to the CEO as his compensation was **"governed by the problematic guarantees in [CEO Smith's] employment agreement"** but noted "the fact that he will not accept an equity grant in 2017 does mitigate the concerns regarding awards that are outsized and not substantiated by performance." However, we now know that CEO Smith will be leaving at year-end and will benefit from **ALL the "outsized", unearned, and undeserved awards that this Board negotiated.** Clearly this Board should NOT be negotiating any more employment agreements.

The Board Cannot Be Trusted to Protect the Best Interests of Pier 1 Shareholders

Under your leadership, the Board has failed to protect the best interests of shareholders and instead, has demonstrated a clear inability to make intelligent compensation decisions and work with management to implement effective capital allocation strategies. The Board's broken capital allocation strategy alone has lost shareholders nearly $500 million yet the Board has not shared in this pain as they collectively own such a de minimis amount of Pier 1's stock. The Board has not only destroyed significant shareholder value but has presided over an extended period of poor stock price performance, poor operating performance, and a substantial deterioration in EBITDA margins.

This Board seems to be asking shareholders to have patience and trust its ability to appropriately oversee the Company during this critical time. Unfortunately, the Board's troubling track record of taking actions contrary to the interests of Pier 1 shareholders, as we have detailed herein, demonstrates why we have lost confidence in this Board. It is therefore imperative that the Board be reconstituted immediately to ensure that the current CEO search process is properly overseen and that shareholders' best interests are paramount in the boardroom.

*   *   *

It is time for this Board to prove to its shareholders its commitment to protecting and enhancing shareholder value. With the right leadership, alignment of interests, and governance in place, we are confident Pier 1 can be turned around and deliver substantial value for all stakeholders. As the largest active shareholder, Alden's interests are aligned with the interests of all shareholders. At this critical juncture, the Board should acknowledge Pier 1's recent shortcomings and work with us to voluntarily reconstitute the Board in the manner we have recommended. If the Board refuses to engage with us in good faith and in a timely fashion in this regard, we will be forced to pursue other avenues to protect the value of our investment, including a consent solicitation seeking the removal and replacement of current Board members. We hope any such action will ultimately prove unnecessary and look forward to receiving a response in an expeditious manner.

Sincerely,



Heath Freeman
Alden Global Capital LLC

Endnotes:

[i] EBITDA as reported by the Company. FY2013 and FY2016 represent the fiscal years ending March 2, 2013 and February 27, 2016, respectively.

[ii] Includes fees deferred by the Chairman pursuant to the Pier 1 Imports Director Deferred Stock Unit Program.

[iii] Remaining Board refers to all current Board members excluding CEO Smith who will be leaving the Company and Board at year-end. Aggregate ownership is the sum of all shares owned by each Board member excluding the CEO per the 2016 Proxy divided by shares outstanding per the Company's 10-Q for the period ending August 27, 2016.

[iv] Chairman's ownership based on shares disclosed in the 2016 Proxy and shares outstanding per the Company's 10-Q for the period ending August 27, 2016.

[v] Share repurchases through August 27, 2016 according to Company filings. The Board approved repurchase plans on 3/25/2011 for $100 million, 10/13/2011 for $100 million, 12/13/2012 for $100 million, 10/18/2013 for $200 million, and 4/10/2014 for $200 million.

[vi] According to Form 4 filings and pursuant to 10b5-1 stock trading plans adopted by CEO Smith and former CFO Turner. From August 2012 through December 2013, CEO Smith sold 1,056,000 shares at an average price of approximately $21.40. To sell these shares, CEO Smith exercised 1,056,000 options with a strike price of $6.69 resulting in a $15.5 million profit; the options were granted to Smith pursuant to his February 19, 2007 employment agreement and expire on February 19, 2017. From April 2011 through January 2015, former CFO Turner sold 443,000 shares and options representing more than half of his ownership interest in Pier 1.

[vii] Total compensation of $73.5 million for fiscal years 2007-2016 as reported in Company proxy filings; reflects stock awards using the stock price at the time of the grant or at the time the options were earned.

[viii] Former CFO Turner received a lump-sum payment of $1.08 million pursuant to his March 2015 Retirement Agreement and General Release filed as Exhibit 10.21 to the FY2015 10-K and an additional $7.57 million in August 2015 pursuant to Pier 1 Imports' Supplemental Retirement Plan as disclosed in the 2015 Proxy. Current CEO Smith will receive a severance amount equal to two times his base salary or $2.5 million pursuant to an employment agreement dated June 13, 2012 and an additional $24 million during FY2018 pursuant to his accumulated benefit under the Supplemental Retirement Plan as disclosed in the Company's 10-Q for the period ending August 27, 2016.

[ix] According to the Company's 2016 proxy statement, CEO Smith had 740,840 restricted shares, as of February 27, 2016, that had not vested comprised of 180,000 time-based stock awards and 560,840 unearned performance-based awards. Pursuant to CEO Smith's most recent employment agreement, he will receive all shares underlying these awards upon his departure despite the fact that such awards either (i) did not vest given the failure to meet previous targets or (ii) will not have vested upon his departure since they are tied to future periods of employment and/or future performance targets.

[x] Pursuant to CEO Smith's first employment agreement dated February 19, 2007, he could receive up to 3,000,000 in options with an exercise price of $6.69 and an expiration date of February 2017. He received 1,000,000 time-based options which vested in February 2008 for his continuous employment through February 2009. The remaining 2,000,000 options were based on achieving performance targets for FY2009 and FY2010; he received 1,000,000 options for meeting FY2010 targets. Pursuant to CEO Smith's 2010 employment contract, he received 937,500 time-based stock awards and up to 562,500 performance-based awards, which were earned. Pursuant to his 2012 contract, he would receive 540,000 time-based awards through FY2018 and had the potential to earn up to 585,000 performance-based awards. Smith is leaving during FY2017 but will receive the remaining unvested time-base awards as well as the unearned performance-based awards.